SAFRAN

SIÈGE SOCIAL

RECEIVED

2006 JUL 10 P 4:48

OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 7, 2006

06015027

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Paul Dudek, Esq.

SUPPL

SAFRAN
Rule 12g3-2(b) File No. 82-34974

Dear Sirs:

The enclosed information, as set forth in the Annex attached hereto, is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SAFRAN (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions with regard to this information or require additional information, please contact the undersigned in Paris at +33 1 40 60 84 28.

PROCESSED
JUL 13 2006
THOMSON FINANCIAL

Very truly yours,

Francis de Raimond

cc: Alain Marcheteau
(Safran)

SAFRAN
Société anonyme à Directoire et Conseil de surveillance
au capital de 83 405 917 euros - 562082909 RCS Paris
2, Bd du Général Martial-Valin - 75724 Paris Cedex 15 - France

Tél. +33 (0)1 40 60 80 80
Fax +33 (0)1 40 60 81 02
www.safran-group.com

I. PRESS RELEASES

July 6, 2006 – Sagem Défense Sécurité to supply avionics on UH-145 helicopters ordered by U.S. Army

II. DOCUMENTS PROVIDED TO REGULATORY AUTHORITIES OR STOCK EXCHANGES AND MADE PUBLIC BY SUCH ENTITIES

No

III. DOCUMENTS PROVIDED TO SHAREHOLDERS, PUBLISHED OR MADE AVAILABLE TO THE PUBLIC

No.

SAFRAN

Press release

Sagem Défense Sécurité to supply avionics on UH-145 helicopters ordered by U.S. Army

Paris, July 6, 2006 – Sagem Défense Sécurité (SAFRAN Group) will supply avionics equipment on the 322 UH-145 helicopters the United States Army has ordered from EADS North America (plus 30 more on option). Sagem Défense Sécurité will supply the following equipment:

- A complete latest-generation autopilot system, including two APM 2000 flight control computers, along with APIRS (attitude and positioning inertial reference system) sensors, and a control unit on the central console.
- Miscellaneous flight data acquisition unit (MFDAU).
- Flight control actuators (flight and trim control).

The APM 2000 is a modular, lightweight and highly integrated autopilot unit. The flight control sensors feature fiber-optic gyro (FOG) and silicon accelerometer technologies to deliver very high performance.

Sagem Avionics, a subsidiary of Sagem Défense Sécurité, will handle equipment integration, final assembly and product support from its facility in Grand Prairie, Texas.

The SAFRAN Group's participation in the U.S. Army's Light Utility Helicopter (LUH) program, via Turbomeca and Sagem Défense Sécurité, will be worth an estimated $450 million, including spare parts and services.

***SAFRAN** is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense security, communications. It has 58,000 employees in over 30 countries, and annual revenues exceeding 10 billion euros. SAFRAN comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

***Sagem Défense Sécurité (SAFRAN Group)** covers three main fields: navigation and aeronautics systems, where it is the world leader in helicopter flight control; optronics and air-land systems, where it is the European leader in surveillance and fire-control optronics; and the field of security, where it is the world leader in fingerprint-based biometrics. Its equipment and integrated systems are used worldwide, helping to ensure air transport safety, secure data transmission, personal security and governmental defense capabilities at the highest level. Through the SAFRAN Group, Sagem Défense Sécurité is present on all continents.*

Press Contacts

SAFRAN

Jocelyne Terrien

Tel +33 (0)1 40 60 80 28
jocelyne.terrien@safran.fr
www.safran-group.com

Sagem Défense Sécurité

Philippe Wodka-Gallien

Tel +33 (0)1 58 11 19 49
philippe.wodka-gallien@sagem.com
www.sagem-ds.com